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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.    )*

                 CYBERNET INTERNET INTERNATIONAL SERVICES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   232503 102
                                 (CUSIP Number)
              Date of Event Which Requires Filing of this Statement
                                March 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         / / Rule 13d-1(c)

         |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 232503 102

1.   NAMES OF REPORTING PERSONS.
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY).    Roland Manger
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)

         (b)   X
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION        Germany

Number of                  5. Sole Voting Power        285,444.25(2)
Shares Bene-               -----------------------------------------------------
ficially by                6. Shared Voting Power     None
Owned by                   -----------------------------------------------------
Each Reporting             7. Sole Dispositive Power   285,444.25(2)
Person With:               -----------------------------------------------------
                           8. Shared Dispositive Power   None
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person 285,444.25(2)
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (11)   1.48%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instruction)   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                   Page 2 of 7

CUSIP No. 232503 102

1.   NAMES OF REPORTING PERSONS.
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY).   Thomas Schulz
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)

         (b)   X
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION        Germany
--------------------------------------------------------------------------------
Number of                  5. Sole Voting Power       483,569(3)
Shares Bene-               -----------------------------------------------------
ficially by                6. Shared Voting Power   None
Owned by Each              -----------------------------------------------------
Reporting                  7. Sole Dispositive Power  483,569(3)
Person With:               -----------------------------------------------------
                           8. Shared Dispositive Power   None
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person  483,569(3)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (11)   2.50%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instruction)   IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                   Page 3 of 7

ITEM 1.
             (a)  Name of Issuer                                         Cybernet Internet International Services, Inc.
             (b)  Address of Issuer's Principal Executive Offices        Stefan-George-Ring 19-23, 81929 Munich, Germany


ITEM 2.
I.           (a)  Name of Person Filing                                  Roland Manger
             (b)  Address of Principal Business Office or, if none,
                  Residence                                              c/o Infobahn International GmbH
                                                                         Weisskreuzacker 19
                                                                         83339 Chieming, Germany
             (c)  Citizenship                                            German
             (d)  Title of Class of Securities                           Common Stock
             (e)  CUSIP Number                                           232503 102

II.          (a)  Name of Person Filing                                  Thomas Schulz
             (b)  Address of Principal Business Office or, if none,
                  Residence                                              c/o Infobahn International GmbH
                                                                         Weisskreuzacker 19
                                                                         83339 Chieming, Germany
             (c)  Citizenship                                            German
             (d)  Title of Class of Securities                           Common Stock
             (e)  CUSIP Number                                           232503 102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a)    |_|      Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);
           (b)    |_|      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
           (c)    |_|      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
           (d)    |_|      Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-
                           8);
           (e)    |_|      An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
           (f)    |_|      An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
           (g)    |_|      A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
           (h)    |_|      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
                           U.S.C. 1813);
           (i)    |_|      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)    |_|      Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

ITEM 4. OWNERSHIP
             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.           (a)  Amount beneficially owned: 285,444.25(2)
             (b)  Percent of class:  1.48%
             (c)  Number of Shares as to which the person has:
                  (i)     Sole power to vote or to direct the vote:
                          285,444.25(2)
                  (ii)    Shared power to vote or to direct the vote:  None.
                  (iii) Sole power to dispose or to direct the disposition of: 285,444.25(2)
                  (iv) Shared power to dispose or to direct the disposition of: None

II.          (a)  Amount beneficially owned:  483,569(3)
             (b)  Percent of class:  2.50%
             (c)  Number of Shares as to which the person has:
                  (i)     Sole power to vote or to direct the vote:  483,569(3)
                  (ii)    Shared power to vote or to direct the vote:  None.
                  (iii) Sole power to dispose or to direct the disposition of: 483,569(3)
                  (iv) Shared power to dispose or to direct the disposition of: None

Instruction: For computation regarding securities which represent a right to acquire an underlying security see Section 240.13d-1(b)(1)(ii)(I).


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LOSS OF CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

             Instruction: Dissolution of a group requires a response to this item.


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             If a parent holding company has filed this schedule, pursuant to Rule Section 240.13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each Member of the group. See Exhibit A.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

             Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.  CERTIFICATION

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             May 19, 1999                         May 19, 1999





             /s/Thomas Schulz                    /s/Roland Manger
             --------------------------          -------------------------------
             Thomas Schulz                       Roland Manger








                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of the Issuer and further agree that this Agreement be included as an exhibit to such filing. The parties to the Agreement expressly authorize each other to file on each other's behalf any and all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on May 19, 1999.



             /s/Thomas Schulz                    /s/Roland Manger
             --------------------------          -------------------------------
             Thomas Schulz                       Roland Manger